Filed pursuant to Rule 253(g)(2)

File No. 024-11201

OFFERING CIRCULAR SUPPLEMENT NO. 1 DATED JUNE 26, 2020

(To the offering circular dated May 13, 2020 and qualified on MaY 22, 2020)

Hemp Naturals, INC.

(Exact name of registrant as specified in its charter)

Date: June 26, 2020

Delaware	3990	47-5604166
(State or Other Jurisdiction of Incorporation)	(Primary Standard Classification Code)	(IRS Employer Identification No.)

16950 North Bay Road, Suite 1803
Sunny Isles Beach, Florida 33160

Telephone: 347-301-8431

(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

www.hempofnaturals.com

EXPLANATORY NOTE

This document (the "Supplement") supplements and should be read in conjunction with the offering circular of Hemp Naturals, Inc. (the "Company," "we," "us," or "our") dated May 13, 2020 and qualified by the Commission on May 22, 2020 ("Offering Circular"). We have not fixed the price of the offering at this time and no shares have been sold pursuant to the qualified Offering Statement on May 22, 2020.

The purpose of this Supplement is to disclose that the Company issued 670,000,000 restricted common shares to Jewish Enrichment Enterprises, Inc. (“JEEI”) for consulting services pursuant to Section 4(a)(2) of the Act on February 28, 2020. JEEI is an entity solely owned by Shlomo Bleier, the father-in-law of Maryna Bleier, our Secretary. Accordingly, We have updated the Security Ownership Table of Certain Beneficial Owners and Management, (“Table”) below on Page 2. The shares listed in the Table do not reflect the 1-600 reverse stock split that became effective on June 22, 2020.

On June 19, 2020, Hemp Naturals, Inc. (the "Company") adopted a resolution pursuant to Section 141(f) of the Delaware General Corporation Law, as amended, which provides that any action required to be taken at a meeting of the board of directors may be taken without a meeting if all members of the board consent thereto in writing. In accordance with Section 228, any action to be taken at any special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if consents in writing setting forth the action so taken shall be signed by the holders of outstanding stock having not less than the minimum number of votes necessary to authorize such action at a meeting at which all shares entitled to vote thereon were present and voted in favor of the following actions.

Levi Jacobson being the sole board director and majority shareholder by and through his controlling interest in the Company did hereby take, ratify, affirm, and approve a 1-600 reverse stock split of the Company’s common stock in which every six hundred (600) shares of the Company’s issued and outstanding common stock will be converted into one (1) share of the Company’s common stock. The reverse stock split will affect only the issued and outstanding common shares. All fractional shares after the reverse split will be rounded up to the next whole share.

The changes have not been posted yet on the FINRA daily list. The Market Effective date has yet to be defined. Pre-Split total common shares outstanding is 1,023,521,895. Post-Split total common shares outstanding is expected to be 1,705,870. A Certificate of Amendment was filed in Delaware on June 22, 2020 pursuant to the 1-600 reverse stock split. The Amendment reads as follows:

STATE OF DELAWARE

CERTIFICATE OF AMENDMENT

TO AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF

HEMP NATURALS, INC.

Hemp Naturals, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

First:  That the name of this corporation (the "Corporation") is Hemp Naturals, Inc.

Second:  That the certificate of incorporation of the Corporation was originally filed with the Delaware Secretary of State on November 13, 2015. The Corporation subsequently amended and restated its certificate of incorporation, (“Amended and Restated Certificate of Incorporation”) on January 28, 2020.

Third: The Board of Directors of the Corporation, by unanimous written consent pursuant to Section 141(f) of the General Corporation Law of the State of Delaware, duly adopted the following amendments to the Amended and Restated Certificate of Incorporation:

Fourth: That the first sentence of Article 6. of the Amended and Restated Certificate of Incorporation, as amended and/or restated to date be amended and restated in its entirety to read as follows:

“Effective upon the filing of this Certificate of Amendment to the Amended and Restated Certificate of Incorporation, (“Amendment”) with the Secretary of State of the State of Delaware, a 1-for-600 reverse stock split pursuant to which each six hundred shares of Common Stock outstanding or held in treasury immediately prior to such time shall be reclassified and combined into one validly issued, fully paid and nonassessable share of Common Stock automatically and without any action of the part of the holders thereof occur (the “Reverse Stock Split”). The par value of the Common Stock shall remain $.0001 per share. This conversion shall apply to all shares of issued and outstanding Common Stock and will not affect authorized Common Stock. No fractional shares of Common Stock shall be issued upon the Reverse Stock Split or otherwise. In lieu of any fractional shares of Common Stock to which the stockholder would otherwise be entitled upon the Reverse Stock Split, the Corporation shall round up any fractional share to the next whole share of Common Stock. All certificates representing shares of Common Stock outstanding immediately prior to the filing of this Amendment shall immediately after the filing of this Amendment represent instead the number of shares of Common Stock as provided above. Notwithstanding the foregoing, any holder of Common Stock may (but shall not be required to) surrender his, her or its stock certificate or certificates to the corporation, and upon such surrender the corporation will issue a certificate for the correct number of shares of Common Stock to which the holder is entitled under the provisions of this Amendment. Shares of Common Stock that were outstanding prior to the filing of this Amendment, and that are not outstanding after and as a result of the filing of this Amendment, shall resume the status of authorized but unissued shares of Common Stock.

Capital Stock. The total number of shares of capital stock which the Corporation shall have authority to issue is: Six Billion Two Hundred Twenty Million, (6,220,000,000) of which Six Billion Two Hundred Million (6,200,000,000) shares are designated as common stock at $.0001 par value, (the "Common Stock"), and Twenty Million (20,000,000) shares are designated as preferred stock, at $.0001 par value, (the "Preferred Stock").”

Fifth: This Amendment to the Amended and Restated Certificate of Incorporation of Hemp Naturals, Inc. as amended to date, has been duly adopted and approved in accordance with the provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware by the directors and stockholders of the Corporation.

IN WITNESS WHEREOF, Hemp Naturals, Inc. has caused this Certificate of Amendment to the Amended and Restated Certificate of Incorporation to be signed by its Chief Executive Officer this 22nd day of June, 2020.

HEMP NATURALS, INC.

By:	/s/ Levi Jacobson
Name: Levi Jacobson Title: Chief Executive Officer

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information as to the shares of our capital stock beneficially owned as of June 26, 2020 by (i) each person known to us to be the beneficial owner of more than 5% of our common equity; (ii) each Director; (iii) each Executive Officer; and (iv) all of our Directors and Executive Officers as a group. Unless otherwise indicated in the footnotes following the table, the persons as to whom the information is given had sole voting and investment power over the shares of common equity shown as beneficially owned by them. Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act, which generally means that shares subject to options currently exercisable or exercisable within 60 days of the date hereof are considered to be beneficially owned, including for the purpose of computing the percentage ownership of the person holding such options, but are not considered outstanding when computing the percentage ownership of each other person. The footnotes below indicate the amount of unvested options for each person in the table. None of these unvested options vest within 60 days of the date hereof.

COMMON STOCK

Title of Class	Name of Beneficial Owner	Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Voting Percentage Before Offering(1)	Voting Percentage After Offering

Common Stock	Levi Jacobson	16950 North Bay Road, Suite 1803, Sunny Isles Beach, FL 33160	200,001,666	19.54%	**%
Common Stock	Maryna Bleier	16950 North Bay Road, Suite 1803, Sunny Isles Beach, FL 33160	6,001,666	.59%	**%
Common Stock	Blue Car Enterprise, Inc.*	636 Eastern Parkway, Brooklyn, NY 11213	74,000,000	7.23%	**%
Common Stock	Jewish Enrichment Enterprises, Inc.***	580 5th Ave, 10th Floor, NY, NY 10036	670,000,000	65.46%	**%
All Officers and Directors (2 persons)			280,003,332	27.36%	**%

(1) Based on 1,023,521,895 common shares outstanding as of June 26, 2020.

*	Blue Car Enterprise, Inc. is an entity wholly owned by Levi Jacobson, our sole director. Mr. Jacobson is deemed the indirect and beneficial owner of these shares since he has voting and investment control over the shares.
**	Voting Percentage After Offering will be determined after Qualification of Offering Statement by the Commission.
***	Jewish Enrichment Enterprises, Inc. is an entity owned by Shlomo Bleier, father-in-law of Maryna Bleier, our Secretary.

SERIES A CONVERTIBLE PREFERRED SHARES

Holder	Shares Held	Percentage of Class Held and Outstanding
Levi Jacobson 16950 North Bay Road, Suite 1803, Sunny Isles Beach, FL 33160	1,000,000	100%

Total	1,000,000	100%